UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 15)*



                          AEOLUS PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    00765G109
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                                 (CUSIP Number)

                                  Mary L. King
                         Xmark Opportunity Partners, LLC
                           90 Grove Street, Suite 201
                              Ridgefield, CT 06877
                                 (203) 588-2808
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 24, 2009
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       00765G109
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
    (entities only):
               Xmark Opportunity Partners, LLC
               20-2052197
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   Not
         (b)   Applicable
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  AF, WC
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5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:    United States

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    Number of                      7. Sole Voting Power:             17,639,011*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        16,639,011*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   17,639,011*

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12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         [ x ]*
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13. Percent of Class Represented by Amount in Row (11):   51.6%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Aeolus Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners", and together with Opportunity LP and Opportunity Ltd, the "Funds"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Mitchell D. Kaye and David C. Cavalier, the Co-Managing Members of Xmark Capital Partners, LLC, the Managing Member of
Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. Opportunity LP and Opportunity Ltd, together, hold a majority of the membership interests in Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"), and, as such, Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.

As of February 24, 2009, Opportunity LP held (i) 3,166,469 common shares, $0.01 par value per share (the "Common Shares"), of the Company, which includes 1,276,435 Common Shares of the Company owned by Goodnow, (ii) warrants to purchase up to 660,000 Common Shares of the Company at an exercise price of $0.35 per share subject to certain adjustments, (iii) 7% senior convertible notes (collectively, "Note 1"), in the aggregate principal amount of $300,000, which are convertible into 857,141 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and (iv) warrants ("Warrant 1") to purchase up to 600,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments. As of February 24, 2009, Opportunity Ltd held (a) 6,768,860 Common Shares of the Company, which includes 3,300,653 Common Shares of the Company owned by Goodnow, (b) warrants to purchase up to 990,000 Common Shares of the Company at an exercise price of $0.35 per share subject to certain adjustments, (c) 7% senior convertible notes (together with Note 1, the "Notes"), in the aggregate principal amount of $700,000, which are convertible into 1,999,998 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and (d) warrants (together with Warrant 1, the "Warrants") to purchase up to 1,400,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments. As of February 24, 2009, JV Partners held (1) 1,023,731 Common Shares of the Company and (2) warrants to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.35 per share subject to certain adjustments.

All of the Notes and the Warrants contain an issuance limitation prohibiting the holder from converting or exercising, as the case may be, those securities to the extent that after giving effect to such conversion or exercise, the holder would beneficially own more than 9.99% of the Common Shares of the Company then issued and outstanding, which prohibition cannot be modified by the holder before the 61st day after such holder's notice to the Company of its election to modify such prohibition.

As of February 24, 2009, Goodnow held 3,529,951 Common Shares of the Company in addition to the Common Shares of the Company held by Goodnow referenced above. As of February 24, 2009, Opportunity Partners had the right to vote 1,000,000 Common Shares of the Company pursuant to a voting trust agreement between Opportunity Partners and the holders of record of those shares. As of February 24, 2009, Mr. Cavalier held options to purchase 109,875 Common Shares of the Company.

Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, as filed with the Securities and Exchange Commission on February 6, 2009, there were 32,030,874 Common Shares of the Company deemed issued and outstanding as of February 24, 2009. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 17,639,011 Common Shares of the Company, or 51.6% of the Common Shares of the Company deemed issued and outstanding as of February 24, 2009.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          This Item 3 is hereby amended by adding the following at the end thereof:

          All funds used to purchase the securities of the Company held by the Funds described in this Schedule 13D, as amended, have come directly from the assets of the Funds. See Item 5, as amended, for further information.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          This Item 5 is hereby amended and restated to read in its entirety as follows:

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, as filed with the Securities and Exchange Commission on February 6, 2009, there were 32,030,874 Common Shares of the Company deemed issued and outstanding as of February 24, 2009.

          As of February 24, 2009, Opportunity LP held (i) 3,166,469 Common Shares of the Company, which includes 1,276,435 Common Shares of the Company owned by Goodnow, (ii) warrants to purchase up to 660,000 Common Shares of the Company at an exercise price of $0.35 per share subject to certain adjustments,
(iii) 7% senior convertible notes (collectively, "Note 1"), in the aggregate principal amount of $300,000, which are convertible into 857,141 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and (iv) warrants ("Warrant 1") to purchase up to 600,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments. As of February 24, 2009, Opportunity Ltd held (a) 6,768,860 Common Shares of the Company, which includes 3,300,653 Common Shares of the Company owned by Goodnow, (b) warrants to purchase up to 990,000 Common Shares of the Company at an exercise price of $0.35 per share subject to certain adjustments,
(c) 7% senior convertible notes (together with Note 1, the "Notes"), in the aggregate principal amount of $700,000, which are convertible into 1,999,998 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and (d) warrants (together with Warrant 1, the "Warrants") to purchase up to 1,400,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments. As of February 24, 2009, JV Partners held (1) 1,023,731 Common Shares of the Company and (2) warrants to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.35 per share subject to certain adjustments.

          All of the Notes and the Warrants contain an issuance limitation prohibiting the holder from converting or exercising, as the case may be, those securities to the extent that after giving effect to such conversion or exercise, the holder would beneficially own more than 9.99% of the Common Shares of the Company then issued and outstanding, which prohibition cannot be modified by the holder before the 61st day after such holder's notice to the Company of its election to modify such prohibition.

          As of February 24, 2009, Goodnow held 3,529,951 Common Shares of the Company in addition to the Common Shares of the Company held by Goodnow referenced above. As of February 24, 2009, Opportunity Partners had the right to vote 1,000,000 Common Shares of the Company pursuant to a voting trust agreement between Opportunity Partners and the holders of record of those shares. As of February 24, 2009, Mr. Cavalier held options to purchase 109,875 Common Shares of the Company.

          Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Mitchell D. Kaye and David
C. Cavalier, the Co-Managing Members of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. Opportunity LP and Opportunity Ltd, together, hold a majority of the membership interests in Goodnow and, as such, Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 17,639,011 Common Shares of the Company, or 51.6% of the Common Shares of the Company deemed issued and outstanding as of February 24, 2009.

          The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in Item 2 (each of which was effected by the Funds in an ordinary brokerage transaction), during the sixty (60) day period occurring on or prior to February 24, 2009:





         Date             Type of Transaction     Number of Shares        Security Type      Price per Share ($)
------------------------ ---------------------- --------------------- ---------------------- ---------------------

      12/26/2008               Purchase                 7,950             Common Shares            $0.3069
      12/29/2008               Purchase                 5,000             Common Shares            $0.3900
      12/30/2008               Purchase                10,000             Common Shares            $0.3200
      12/31/2008               Purchase                 5,000             Common Shares            $0.3500
      01/31/2009            PIK Interest(1)            79,838             Common Shares            $0.3480
      02/10/2009               Purchase                40,000             Common Shares            $0.4338
      02/11/2009               Purchase                20,000             Common Shares            $0.4500
      02/24/2009               Purchase                20,000             Common Shares            $0.4175




Except for the transactions listed above, there were no transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares by the persons referenced in Item 2 during the sixty (60) day period on or prior to February 24, 2009.



----------------------------------
(1) On January 31, 2009, the Company exercised its option to pay interest due under the Notes in Common Shares of the Company and accordingly issued 79,838 Common Shares at $0.348 per share to Opportunity LP and Opportunity Ltd in the aggregate.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 29, 2009                        XMARK OPPORTUNITY PARTNERS, LLC
                                      By:  XMARK CAPITAL PARTNERS, LLC
                                           its Managing Member

                                      By:  /s/ Mitchell D. Kaye
                                           -------------------------------------
                                          Name:  Mitchell D. Kaye
                                          Title: Co-Managing Member



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).